                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                               WATCHIT MEDIA, INC.

                                (Name of Issuer)

                                  Common Stock

                         (Title of Class of Securities)

                                    94110U103
                                 (CUSIP Number)

                                December 31, 2006
             (Date of Event Which Requires Filing of this Statement)

|_| Rule 13d-1(b)
|X| Rule 13d-1(c)
|_| Rule 13d-1(d)

                                  SCHEDULE 13G

-------------------                                           ------------------
CUSIP No. 94110U103                                           Page 2 of 10 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Stiassni Capital Partners, LP                              EIN: 55-0900784
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     California
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          4,066,572
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            4,066,572
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,066,572
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.99%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

-------------------                                           ------------------
CUSIP No. 94110U103                                           Page 3 of 10 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Stiassni Capital, LLC                                   EIN:  55-0900777
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     California
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

                    4,066,572, all of which are held by Stiassni Capital
                    Partners, LP (the "Fund"). Stiassni Capital, LLC ("LLC")
  OWNED BY          is the general partner of the Fund.
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            4,066,572, all of which are held by the Fund.
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,066,572
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.99%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     IA
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

-------------------                                           ------------------
CUSIP No. 94110U103                                           Page 4 of 10 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Nicholas C. Stiassni
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

                    4,066,572, all of which are held by the Fund. Nicholas
                    C. Stiassni is Managing Member of LLC, which is the
  OWNED BY          general partner of the Fund.
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

                    4,066,572, all of which are held by the Fund. Nicholas
                    C. Stiassni is Managing Member of LLC, which is the
    WITH            general partner of the Fund.
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,066,572
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.99%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

-------------------                                           ------------------
CUSIP No. 94110U103                                           Page 5 of 10 Pages
-------------------                                           ------------------

      This statement is hereby amended and restated in its entirety as follows:

Item 1. Issuer.

      (a) The name of the issuer is Watchit Media, Inc. (the "Issuer").

      (b) The address of the Issuer's principal executive office is 3485 W. Harmon Avenue, Las Vegas, Nevada 89103

Item 2. Reporting Person and Security.

      (a) Stiassni Capital Partners, LP (the "Fund") is a private investment limited partnership organized under California law. The general partner of the Fund is Stiassni Capital, LLC ("LLC"), a California limited liability company. Nicholas C. Stiassni is the Managing Member of LLC. The Fund, LLC and Nicholas
C. Stiassni are referred to herein as the "Reporting Persons."

      (b) The business address of the Fund, LLC and Nicholas C. Stiassni is 3400 Palos Verdes Drive West, Rancho Palos Verdes, California 90275.

      (c) The Fund is a California limited partnership. LLC, its general partner, is a California limited liability company.

      (d) The title of the class of securities to which this statement relates is the common stock of the Issuer, par value $0.01 per share (the "Common Stock").

      (e) The CUSIP number is 94110U103.

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:

      (a) |_| Broker or dealer registered under Section 15 of the Act (15 U.S.C.
78o).

      (b) |_| Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

      (c) |_| Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

      (d) |_| Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

      (e) |_| An investment adviser in accordance with ss.
240.13d-1(b)(1)(ii)(E).

      (f) |_| An employee benefit plan or endowment fund in accordance with ss. 240.13d-1(b)(1)(ii)(F).

      (g) |_| A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G).

                                  SCHEDULE 13G

-------------------                                           ------------------
CUSIP No. 94110U103                                           Page 6 of 10 Pages
-------------------                                           ------------------

      (h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

      (i) |_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

      (j) |_| Group, in accordance with ss. 240.13d-1(b)(1)(ii)(J).

      Not Applicable.

Item 4. Ownership.

      On March 16, 2006, the Fund purchased 3,333,334 shares of Common Stock and received warrants to purchase up to an additional 3,333,334 shares of Common Stock. In addition, the Fund agreed to purchase from the Issuer an additional 1,666,666 shares of Common Stock and warrants to purchase an additional 1,666,666 shares of Common Stock on or prior to July 16, 2006, subject to the prohibition described in the immediately following paragraph.

      The documentation governing the purchase of the Common Stock and the warrants contains provisions prohibiting any purchase of additional shares of Common Stock or exercise of the warrants that would result in the Reporting Persons and their affiliates owning beneficially 10% or more of the outstanding shares of Common Stock as determined under Section 13(d) of the Securities Exchange Act of 1934. The Reporting Persons have never had beneficial ownership of 10% or more of the outstanding shares of Common Stock.

      As of December 31, 2006, the Fund owned the following securities of the
Issuer: 4,023,334 shares of Common Stock and warrants to purchase up to 4,023,334 shares of Common Stock.

      LLC owned no securities of the Issuer directly.

      Nicholas C. Stiassni owned no securities of the Issuer directly.

      The right to vote and the right to dispose of the shares beneficially owned by the Fund are shared among the Fund and both LLC and Nicholas C. Stiassni.

      Assuming that the Issuer had 40,663,185 shares of Common Stock outstanding as of December 31, 2006, which is the number represented by the Issuer as outstanding as of May 22, 2006, the individual Reporting Persons had beneficial ownership of the following numbers of shares of Common Stock which represented the following percentages of the Common Stock outstanding:

                                      Shares Owned           Percentage
                                      ------------           ----------

            The Fund                    4,066,572               9.99%

            LLC                         4,066,572               9.99%

            Nicholas C. Stiassni        4,066,572               9.99%

                                  SCHEDULE 13G

-------------------                                           ------------------
CUSIP No. 94110U103                                           Page 7 of 10 Pages
-------------------                                           ------------------

Item 5. Ownership of Five Percent or Less of a Class.

      If this Schedule is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [__]

      Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

      Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

      Not Applicable.

Item 8. Identification and Classification of Members of the Group.

      Not Applicable.

Item 9. Notice of Dissolution of Group.

      Not Applicable.

Item 10. Certifications.

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                  SCHEDULE 13G

-------------------                                           ------------------
CUSIP No. 94110U103                                           Page 8 of 10 Pages
-------------------                                           ------------------

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   STIASSNI CAPITAL PARTNERS, LP

                                   By: STIASSNI CAPITAL, LLC,
                                   its general partner


                                   By: /s/ Nicholas C. Stiassni
                                      ------------------------------------------
Dated: January 17, 2007               Nicholas C. Stiassni, Managing Member


                                   STIASSNI CAPITAL, LLC


                                   By: /s/ Nicholas C. Stiassni
                                      ------------------------------------------
Dated: January 17, 2007               Nicholas C. Stiassni, Managing Member


                                   /s/ Nicholas C. Stiassni
                                   ---------------------------------------------
Dated: January 17, 2007            Nicholas C. Stiassni

                                  SCHEDULE 13G

-------------------                                           ------------------
CUSIP No. 94110U103                                           Page 9 of 10 Pages
-------------------                                           ------------------

                                  EXHIBIT INDEX

Exhibit A       Agreement of Joint Filing

                                  SCHEDULE 13G

-------------------                                          -------------------
CUSIP No. 94110U103                                          Page 10 of 10 Pages
-------------------                                          -------------------

                                    EXHIBIT A

                            AGREEMENT OF JOINT FILING

      The undersigned hereby agree that they are filing jointly pursuant to Rule 13d-1 of the Securities Exchange Act of 1934 a report on Schedule 13G, containing the information required by Schedule 13G, for shares of the common stock of Watchit Media, Inc. beneficially owned by Stiassni Capital Partners, LP, Stiassni Capital, LLC and Nicholas C. Stiassni and such other holdings as may be reported therein.

STIASSNI CAPITAL PARTNERS, LP


By: STIASSNI CAPITAL, LLC, its general partner


By: /s/ Nicholas C. Stiassni
   ------------------------------------------------
   Nicholas C. Stiassni, Managing Member


STIASSNI CAPITAL, LLC


By: /s/ Nicholas C. Stiassni
    -----------------------------------------------
    Nicholas C. Stiassni, Managing Member


/s/ Nicholas C. Stiassni
--------------------------------------------
    Nicholas C. Stiassni